UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

EQT Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

26885B 100
(CUSIP Number)

Philip P. Conti 625 Liberty Avenue, Suite 1700 Pittsburgh, Pennsylvania 15222 Telephone: (412) 553-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Midstream Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 3,959,952 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,959,952 Common Units
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,959,952 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* EQT Midstream Investments, LLC is the record owner of 3,959,952 Common Units and 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP (Partnership Agreement), which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (Commission) on July 2, 2012.

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Gathering, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 3,959,952 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,959,952 Common Units
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,959,952 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*EQT Gathering, LLC may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Gathering Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 3,959,952 Common Units
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER* 3,959,952 Common Units
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,959,952 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*EQT Gathering Holdings, LLC may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Production Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 3,959,952 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,959,952 Common Units
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,959,952 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (Corporation)

*EQT Production Company may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Investments Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 3,959,952 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,959,952 Common Units
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,959,952 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*EQT Investments Holdings, LLC may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No.	26885B 100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER* 3,959,952 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,959,952 Common Units
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,959,952 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (Corporation)

*EQT Corporation may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

Item 1.            Security and Issuer.

The class of equity securities to which this statement relates is the common units representing limited partner interests (Common Units) in EQT Midstream Partners, LP, a Delaware limited partnership (Issuer). The principal executive office of the Issuer is located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Item 2.            Identity and Background.

(a)                               This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit D by (i) EQT Midstream Investments, LLC, a Delaware limited liability company (Midstream Investments), (ii) EQT Gathering, LLC, a Delaware limited liability company (EQT Gathering), (iii) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iv) EQT Production Company, a Pennsylvania corporation (EPC), (v) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (vi) EQT Corporation, a Pennsylvania corporation (EQT and together with Midstream Investments, EQT Gathering, Gathering Holdings, EPC and Investments Holdings, the Reporting Persons).

Midstream Investments is a limited partner of the Issuer with a 35.4% limited partner interest.  EQT Gathering is the sole member of Midstream Investments.  Gathering Holdings is the sole member of EQT Gathering. EPC is the sole member of Gathering Holdings. Investments Holdings is the sole stockholder of EPC. EQT is a publicly traded company and the sole member of Investments Holdings. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                              The principal business address of each of the Reporting Persons other than Investments Holdings is:

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

The principal business address of Investments Holdings is:

101 Convention Center Drive, Suite 850

Las Vegas, Nevada 89109

(c)                               The principal business of Midstream Investments is to hold a limited partner interest in the Issuer.  The principal business of EQT Gathering is to engage in natural gas gathering services. It is also the sole member of Midstream Investments. The principal business of Gathering Holdings is to hold a membership interest in EQT Gathering, among other subsidiaries of EQT which are engaged in natural gas midstream activities. The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries, including Gathering Holdings. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through two business segments: EQT Production and EQT Midstream. EQT Production is one of the largest natural gas producers in the Appalachian Basin with 8.3 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximately 3.6 million gross acres as of December 31, 2013. EQT Midstream provides gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin.

Midstream Investments is a member-managed limited liability company that is controlled by its sole member, EQT Gathering.  Investments Holdings, EQT Gathering and Gathering Holdings are manager-managed limited liability companies with a board of managers. EPC and EQT are corporations with a board of directors.

The name and present principal occupation of each director, manager and, in the case of EPC and EQT, executive officer of the Reporting Persons (Covered Individuals) is set forth in the table below.

The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the “Covered Persons.”

All Covered Persons are United States citizens. The business address of each of the Covered Individuals (except the managers of Investments Holdings) is c/o EQT Corporation, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222.  The business address of each of the managers of Investment Holdings is c/o EQT Investments Holdings, 101 Convention Center Drive, Suite 850, Las Vegas, NV 89109.

Name	Position

EQT Corporation
David L. Porges	Chairman, President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
George L. Miles, Jr.	Director
James E. Rohr	Director
David S. Shapira	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Theresa Z. Bone	Vice President, Finance and Chief Accounting Officer
Philip P. Conti	Senior Vice President and Chief Financial Officer
Randall L. Crawford	Senior Vice President and President, Midstream and Commercial
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Charlene Petrelli	Vice President and Chief Human Resources Officer
Steven T. Schlotterbeck	Executive Vice President and President, Exploration and Production

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President

Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Philip P. Conti	Director
Charlene Petrelli	Director
Steven T. Schlotterbeck	Director and President

EQT Gathering Holdings, LLC
Theresa Z. Bone	Member of Board of Managers
Philip P. Conti	Member of Board of Managers
Randall L. Crawford	Member of Board of Managers and President

EQT Gathering, LLC
Theresa Z. Bone	Member of Board of Managers
Philip P. Conti	Member of Board of Managers
Randall L. Crawford	Member of Board of Managers and President

(d)–(e) During the past five years, none of the Reporting Persons has and to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                Not applicable.

Item 3.            Source and Amount of Funds or Other Consideration.

On April 30, 2014, the Issuer, EQT Midstream Services, LLC (General Partner), EQM Gathering Opco, LLC, a wholly owned subsidiary of the Partnership (EQM Gathering), and EQT Gathering, a wholly owned subsidiary of EQT, entered into a definitive Contribution Agreement (Contribution Agreement) pursuant to which EQT Gathering contributed to EQM Gathering certain assets constituting the Jupiter natural gas gathering system (Jupiter Acquisition). The aggregate consideration paid by the Issuer in connection with the Jupiter Acquisition as of the closing date was approximately $1.18 billion, consisting of (i) a $1.12 billion cash payment to EQT, (ii) 516,050 Common Units issued to Midstream Investments and (iii) 262,828 general partner units of the Issuer issued to the General Partner.  The cash portion of the purchase price was funded with the net proceeds of a public offering (2014 Offering) of 12,362,500 Common Units registered under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3 (Registration No. 333-189719), which became effective automatically upon filing with the Commission on July 1, 2013.  The 2014 Offering and the Jupiter Acquisition closed on May 7, 2014.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 30, 2014, which exhibit is herein incorporated by reference in its entirety.

Item 4.            Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein in connection with the Jupiter Acquisition as further described in Item 3.  The Reporting Persons may acquire additional Units from the Issuer or third parties in the open market or in private transactions, in connection with future issuances of its Common Units or otherwise, depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)–(j) of Schedule 13D:

(a)        The subordinated units owned of record by Midstream Investments are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant performance awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit based awards to employees and non-employee directors of the General Partner and any of its affiliates pursuant to the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the 2012 Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)        None.

(c)        None.

(d)       None.

(e)        The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of materially changing the present capitalization or dividend policy of the Issuer.

(f)        None.

(g)        None.

(h)        None.

(i)         None.

(j)         Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.            Interest in Securities of the Issuer.

(a)        (1) Midstream Investments is the record and beneficial owner of 3,959,952 Common Units, which, based on there being 43,347,452 Common Units outstanding as of the date hereof, represents 9.1% of the outstanding Common Units of the Issuer.

(2) EQT Gathering does not directly own any Common Units of the Issuer; however, as the sole member of Midstream Investments, it may be deemed to beneficially own the 3,959,952 Common Units held of record by Midstream Investments, which represents approximately 9.1% of the outstanding Common Units of the Issuer.  EQT Gathering may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the subordinated units as of the date hereof. The subordinated units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(3)        Gathering Holdings does not directly own any Common Units of the Issuer; however, as the sole member of EQT Gathering and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 3,959,952 Common Units held of record by Midstream Investments, which represents approximately 9.1% of the outstanding Common Units of the Issuer.  Gathering Holdings may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the subordinated units as of the date hereof. The subordinated units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(4)        EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 3,959,952 Common Units held of record by Midstream Investments, which represents approximately 9.1% of the outstanding Common Units of the Issuer.  EQT Gathering may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the subordinated units as of the date hereof. The subordinated units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(5)        Investments Holdings does not directly own any common units of the Issuer; however, as the sole stockholder of EPC and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 3,959,952 Common Units held of record by Midstream Investments, which represents approximately 9.1% of the outstanding Common Units of the Issuer.  Investments Holdings may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the subordinated units as of the date hereof. The subordinated units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(6)        EQT does not directly own any common units of the Issuer; however, as the sole member of Investments Holdings and indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 3,959,952 Common Units held of record by Midstream Investments, which represents approximately 9.1% of the outstanding Common Units of the Issuer.  EQT may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the outstanding subordinated units as of the date hereof.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(7)        In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
David L. Porges	20,000	*
Philip P. Conti	9,750	*
Randall L. Crawford	25,000	*
Lewis B. Gardner	9,500	*
Theresa Z. Bone	10,000	*
Vicky A. Bailey	1,000	*
Kenneth M. Burke	3,000	*
A. Bray Cary, Jr.	12,000	*
Margaret K. Dorman	14,500	*
James E. Rohr	2,655	*
Daniel A. Greenblatt	355	*
George L. Miles, Jr.	2,500	*
David B. Shapira	17,218	*
Phillip D. Swisher	1,000	*
Charlene Petrelli	15,000	*
Stephen A Thorington	5,000	*
Lee T. Todd, Jr.	1,500	*

*                                       Less than 1% of the class beneficially owned.

(b)       The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)        Except as described below, in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

On or about May 13, 2014, Kenneth M. Burke sold 2,000 Common Units in an open market transaction facilitated by his broker.

On or about May 13, 2014, Margaret K. Dorman sold 5,500 Common Units in multiple open market transactions facilitated by her broker.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Midstream Investments, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy requires it to pay cash distributions at an initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3500 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will be paid on the subordinated units.

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter during the subordination period in the following manner:

• first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

• second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

• third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner, until the Issuer distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

• thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.4025 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter after the subordination period in the following manner:

• first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

• thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the Issuer has earned and paid at least (i) $1.40 on each outstanding common unit, subordinated unit and the corresponding distributions on the General Partner’s 2% interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2015, or (ii) $2.10 on each outstanding common unit, subordinated unit and the corresponding distributions on the General Partner’s 2% interest, in addition to any distribution made in respect of the incentive distribution rights, for any four-quarter period ending on or after June 30, 2013, in each case provided that there are no arrearages on our Common Units at that time. In addition, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining subordinated units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than general partner units. Because EQT indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, subordinated units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

EQT Gathering, as the sole member of our General Partner, has the right to elect the members of the board of directors of the General Partner pursuant to the terms of the General Partner’s limited liability company agreement.

Lockup Agreements

EQT, David L. Porges, Phillip P. Conti, Randall L. Crawford, Lewis B. Gardner and Theresa Z. Bone agreed with the underwriters in the 2014 Offering that for a period of 45 days from May 1, 2014 they will not, without the prior written consent of Barclays Capital Inc., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Units or any securities convertible into or exercisable or exchangeable for Common Units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Units, whether any such transaction described above is to be settled by delivery of Common Units or such other securities, in cash or otherwise.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012, which is incorporated in its entirety in this Item 6.  References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT A

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT B

First Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C

Underwriting Agreement, dated as of May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT D	Joint Filing Statement dated May 15, 2014 (filed herewith).

EXHIBIT E

Contribution Agreement by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC, dated as of April 30, 2014 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 15, 2014

EQT CORPORATION

By:	/s/ Philip P. Conti
Name: Philip P. Conti
Title: Senior Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 15, 2014

EQT MIDSTREAM INVESTMENTS, LLC

By: EQT GATHERING, LLC

its sole member

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 15, 2014

EQT GATHERING, LLC

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 15, 2014

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name: Steven T. Schlotterbeck
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 15, 2014

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name: Joshua C. Miller
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 15, 2014

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President

EXHIBIT INDEX

EXHIBIT A

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT B

First Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C

Underwriting Agreement, dated as of May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT D	Joint Filing Statement dated May 15, 2014 (filed herewith).

EXHIBIT E

Contribution Agreement by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC, dated as of April 30, 2014 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

Exhibit D

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated:  May 15, 2014

EQT CORPORATION

By:	/s/ David L. Porges
Name: David L. Porges
Title: President and Chief Executive Officer

EQT MIDSTREAM INVESTMENTS, LLC

By: EQT GATHERING, LLC

its sole member

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President

EQT GATHERING, LLC

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name: Steven T. Schlotterbeck
Title: President

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name: Joshua C. Miller
Title: Vice President

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name: Randall L. Crawford
Title: President